FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 June 2015
HSBC INVESTOR UPDATE

ACTIONS TO CAPTURE VALUE FROM OUR GLOBAL PRESENCE IN A CHANGED WORLD

• HSBC is undertaking a significant reshaping of its business portfolio
• HSBC is redeploying resources to capture expected future growth opportunities and adapting to structural changes in the operating environment

HSBC Holdings plc ("HSBC") is today holding an update for investors and analysts. A live webcast of the event, which starts at 0800 BST, will be available at www.hsbc.com, together with all presentation material.

The theme of the day is "Actions to capture value from our global presence in a changed world". HSBC's international network covers circa 90% of global trade and capital flows, providing access to the world's highest growth markets. HSBC's client revenues linked to its international business contributed approximately 40% of Group client revenues for the year ended 31 December 2014.

HSBC is now undertaking a significant reshaping of its business portfolio. It is redeploying resources to capture expected future growth opportunities and adapting to structural changes in the operating environment.

HSBC is targeting a reduction of Group Risk Weighted Assets ("RWAs") of circa USD 290bn, including a reduction of Global Banking & Markets RWAs to less than one-third of Group RWAs. HSBC intends to sell its operations in Turkey and Brazil, but plans to maintain a presence in Brazil to serve large corporate clients with respect to their international needs. HSBC is targeting annual cost-saving initiatives of USD 4.5-5.0bn by 2017, with estimated costs to achieve these savings of USD 4.0-4.5bn over that period.

In parallel HSBC intends to accelerate investments in Asia. HSBC plans to develop its business in both the Pearl River Delta in Guangdong province, China, and in the ASEAN region. HSBC will expand asset management and insurance in Asia with the aim of capturing expected opportunities from emerging wealth in the region. HSBC aims to deliver above GDP revenue growth from its international network through investment in Foreign Exchange, Payments and Cash Management, and Global Trade and Receivables Finance. HSBC will leverage opportunities from its market leading position in Renminbi internationalisation.

The Group will target a return on equity of greater than 10% by 2017, positive adjusted jaws (revenue growth in excess of cost growth), and progressive dividends to shareholders.

Stuart Gulliver, Group Chief Executive, commented:

"HSBC has an unrivalled global position: access to high growth markets; a diversified universal banking model with strong funding and a low risk profile; and strong internal capital generation with industry leading dividends.

"We recognise that the world has changed and we need to change with it. That is why we are outlining the following ten strategic actions that will further transform our organisation:

1. Reduce Group RWAs by at least circa 25% and redeploy towards higher performing businesses; restore GB&M profitability;

2.    Sell operations in Turkey and Brazil but plan to maintain a presence in Brazil to serve large corporate clients with respect to their international needs; continued application of six filter process;

3. Rebuild NAFTA profitability;
4. Set up UK Ring-Fenced Bank;
5. Realise USD 4.5-5.0bn cost savings, deliver flat costs by end 2017;
6. Deliver growth above GDP from international network;
7. Capture growth opportunities in Asia: Pearl River Delta, ASEAN, Asset Management, Insurance;
8. Extend leadership in RMB internationalization;
9. Complete Global Standards implementation; and
10. Complete Headquarters review by end 2015.

"The world is increasingly connected, with Asia expected to show high growth and become the centre of global trade over the next decade. I am confident that our actions will allow us to capture expected future growth opportunities and deliver further value to shareholders."

Investor enquiries to:

London	Nick Turnor/Rebecca Self	+44 (0) 20 7991 3643
	Camila Sugimura	+44 (0) 20 7991 8041
Hong Kong	Hugh Pye	+852 2822 4908

Media enquiries to:

London	Morgan Bone/Heidi Ashley	+44 (0) 20 7992 2045
Hong Kong	Gareth Hewett	+852 2822 4929

Forward-looking statements

This release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position and business of the Group (together, "forward-looking statements"). Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should," "potential," "reasonably possible" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant assumptions and subjective judgements which may or may not prove to be correct and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgements upon which forward-looking statements contained herein are based may prove to be incorrect. Certain of the definitions, assumptions and judgements upon which forward-looking statements contained herein are based are discussed under "Projections: Basis of Preparation" within the presentation "Investor Update 2015 - Glossary and Basis of preparation", available at www.hsbc.com, along with all presentation materials which will contain no further inside information. A variety of additional risks and uncertainties that could cause actual results to differ materially from those expected or anticipated, including those that are described in the Group's Annual Report on Form20-F for the year ended 31 December 2014 filed with the US Securities and Exchange Commission and other reports and filings of the Group, including under the headings 'Top and Emerging Risks' and 'Risk Factors' and in Note 40 (Legal Proceedings and Regulatory Matters) and other notes on the 2014 Financial Statements included therein. Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. Moreover, past performance cannot be relied on as a guide to future performance. Nothing in this announcement should be considered as a profit forecast.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                             Date: 09 June 2015